Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Akoustis Technologies, Inc. on Post-Effective Amendment No. 1 to Form S-1, File No. 333-206186, of our report dated October 31, 2016, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Akoustis Technologies, Inc. as of June 30, 2016 and 2015, March 31, 2016 and 2015 and for the three months ended June 30, 2016, the years ended June 30, 2016 and 2015, the year ended March 31, 2016 and the period from May 12, 2014 (inception) through March 31, 2015, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
New York, NY
December 16, 2016